MAIN STREET TRUST, INC.

February 15, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C.  20549-0408

Attention:  Ms. Kathleen Collins

RE:         Main Street Trust, Inc.

Form 10-K for the fiscal year ended December 31, 2004

Form 10-Q for the fiscal quarter ended March 31, 2005

Form 10-Q for the fiscal quarter ended June 30, 2005

Form 10-Q for the fiscal quarter ended September 30, 2005

File No. 000-30031

Dear Ms. Collins:

Main Street Trust, Inc. (the “Company”) has filed via EDGAR today its responses to the comments of the Staff contained in a letter, dated January 13, 2006, relating to the above-referenced filings.  Set forth below are the comments contained in the Staff’s letter and immediately below each comment is the response with respect thereto.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 3 – Investment in Debt and Equity Securities, page 46

1.                                      We note your response to prior comment number 1 which, in part, states that you ‘determined that any continuous losses on common stock investments were temporary as of December 31, 2002, 2003 and 2004 and March 31, 2005.’  However, the information provided in your response is not supportive of that determination.  Your response indicates that you do not use a “bright line or rule of thumb test when evaluating other-than-temporary impairment.”  Your responses also do not provide any evidence that the Company has a suitable policy to determine other-than-temporary impairment.  Your Form 10-K indicates that in estimating other-than-temporary impairment losses, management considers (1) the length of time and extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.  With regards to part (1) of your policy, we do not believe you have adequately applied the length of time test in assessing your equity investment when the fact remains that more than half of your investments had been in a loss position for greater than a year at December 31, 2002 and remained in a loss position since then.  With regards to part (2) of your policy, we continue to believe you have not supported “near term prospects” argument in your evaluations.  For instance, in your letter dated August 31, 2005 with regards to the

Bristol Myers Squibb stock, you indicated that at December 31, 2002 you projected that the Company’s EPS would climb back above $2 per share over “the next couple of years”.  With regards to your Compuware analysis you thought it reasonable to assume a 12-month forward revenue estimate.  Your evaluations of the “near term prospects” appear to extend beyond what the Staff believes is a reasonable short term period of recovery (one to two months) when evaluating an equity security that has been in a loss position for twelve months or more.  With regards to Part (3) of your policy we again refer you to the Current Accounting and Disclosure Issues in the Division of Corporation Finance dated March 4, 2005, which indicates that the ability to hold an equity security indefinitely would not, by itself, allow an investor to avoid an other-than-temporary impairment.  Considering the Company has not adequately supported their analysis and appears to have relied mainly on the “intent and ability” criteria, the Staff continues to believe that the Company had other-than-temporary losses in their equity securities as far back as December 31, 2002 that should have been recognized in earnings.  Please revise your financial statements accordingly.

The Company responds as follows:

The Company is changing its policy for evaluating investments for other-than-temporary impairment to include “Investments, other than debt security investments where the impairment is deemed to be due solely to an interest rate movement, will be assumed to be impaired and the impairment recognized no later than twelve months from the date the security was first impaired, unless there is overwhelming evidence to the contrary.”  Overwhelming evidence to the contrary is assumed by the Company to be a rare instance, but might include an announced sale soon after a reporting period where the price would cause an impairment to reverse.  It should also be noted that under certain circumstances, including a bankruptcy or catastrophic event or other circumstances which cause the Company to determine, after analyzing the specific facts, that the decline is other than temporary, the Company would recognize an other than temporary impairment write-down upon such occurrence or determination, and not wait twelve months.   The Company intends to provide disclosure regarding the change in this policy in its Form 10-K for the fiscal year ended December 31, 2005.

The Company has analyzed the financial statement impact assuming such a policy had been in effect for the years ended December 31, 2002, December 31, 2003 and December 31, 2004, the nine months ended September 30, 2005, and cumulative for this same period. The results are included on Exhibits A and B.  Management believes that the impact of the results is immaterial and therefore it is unnecessary to restate the Company’s financial statements.

2.                                       We note your evaluation of paragraph 5 of FIN 46(R) with respect to your investment in Champaign-Urbana Venture Fund, LLC (“LLC”) in your response to prior comment number 2.  Please address the following additional comments that we have based upon your analysis.

•                                          Your analysis of the paragraph 5.c of FIN 46(R) states that you may not meet this provision.  Provide an additional analysis to conclude whether the conditions of this provision exist or not and whether the LLC is a Variable Interest Entity which would be subject to consolidation.

•                                          Provide a conclusion as to whether the LLC is a Variable Interest Entity based on your analysis of paragraph 5.b of FIN 46(R).  Based on your response, it appears that you do not have decision making authority of the LLC and your voting rights are not proportional to your economic risks and rewards.  Tell us how you considered these aspects of your equity investment at risk in the LLC when concluding whether the LLC is a Variable Interest Entity.

•                                          If you conclude that your investment in the LLC is a variable interest entity, explain how you evaluated paragraphs 14 and 15 of FIN 46(R) to determine the primary beneficiary.  When providing your conclusion, tell us whether you are required to absorb greater than 50% of the expected losses and/or entitled to greater than 50% of the expected residual returns of the LLC.

•                                          Your response states that consolidating the LLC would not have a material impact on your previously filed financial statements.  If you conclude that you are the primary beneficiary of the LLC, provide an analysis of the materiality that consolidating the LLC would have on your previously issued financial statements in accordance with SAB Topic 1M.

The Company responds as follows:

Champaign-Urbana Venture Fund, LLC (“C-U Venture Fund”), as of September 30, 2005, consists of assets and member equity totaling approximately $900,000.  At various times during the period from 2004 through September 30, 2005, assets and equity reached $1.6 million.  Assets of C-U Venture Fund consist primarily of investments in three technology-based start-up entities.  During the relevant time periods, C-U Venture Fund held the following approximate ownership percentages in the three entities, respectively: 4%, 8% and 13%.  The remainder of the assets held by C-U Venture Fund consist primarily of cash and equivalents.

After further review and analysis of the C-U Venture Fund investment, the Company has concluded that it meets the provision of paragraph 5.c of FIN 46(R) that the LLC is a Variable Interest Entity based upon paragraph 5.b of FIN 46(R), and would absorb losses and be entitled to residual returns equal to its ownership percentage, which exceeds 50%.  The Company has analyzed the effect of consolidating as included on Exhibit A attached hereto. The Company believes that the impact of consolidating is immaterial, and therefore it is unnecessary to restate the Company’s financial statements.  The Company would also like to note that strong consideration is currently being given to distributing the assets of C-U Venture Fund to its members, eliminating the need for possible consolidation in the future.

In preparing its response to both items 1 and 2 above the Company reviewed Staff Accounting Bulletin (SAB) 99 on materiality that discusses the Staff’s views on what constitutes a material misstatement.  The SEC staff notes that registrants and auditors of their financial statements cannot rely exclusively on any numerical threshold to determine whether amounts are material to financial statements.  The SAB states that registrants and their auditors must also consider qualitative factors in assessing an item’s materiality.  The items below are qualitative factors that the SAB states should be considered followed by how we believe they relate to this situation:

1.               Consider the perspective of the reasonable person to define materiality qualitatively. i.e. an item is material if there is a substantial likelihood that a reasonable person relying upon a financial report would have been influenced by the inclusion or correction of this item.  We believe that a reasonable person relying on the financial reports would not have been influenced by the pro forma changes in the December 31, 2002, 2003, 2004 or September 30, 2005 financial statements since the effect is not material to the results reported for those periods. Further, the variances in the reported and pro forma figures as shown on Exhibit A substantially reverse themselves in the December 31, 2004 and September 30, 2005 financial statements.

2.               Consider materiality in light of where it appears in the financial statements.  The assets and liabilities in question would be included within non-marketable equity securities, other assets and deposits on the balance sheets.  The income statement effect would be included within securities transactions, net, and income tax expense. Since a small number of accounts are affected, and those would not be considered keys to financial performance, we do not believe the effect would have a significant impact on a reader or shareholder.

3.               Consider management intent.  At the time the financial statements for the periods referred to were prepared, management believed, in good faith, that the investments at issue would recover and were not other than temporarily impaired and that the balance sheet classifications were proper.  It should also be noted that the Company believes that neither the application of a more stringent analysis of other than temporary impairment nor the application of FIN 46(R) would have any material effect on the financial statements at issue.

4.               Consider the effect of the misstatement on stock price volatility.  While the Company’s common stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, it is not listed on any exchange or national quotation service and does not have any significant trading volume or activity.  See also the Company’s response to number 6 below.

5.               Consider whether the misstatement masks a change in earnings or other trends.  The earnings per share impact was less than 4% for each period impacted.  We do not believe these variances mask a change in earnings or other trends.

6.               Consider whether the misstatement hides a failure to meet analyst’s consensus expectations for the Company.  As mentioned above, the Company’s stock is thinly traded, in fact there are days with no activity in the stock.  There is a very limited following by analysts, and management does not disclose earnings expectations to the market.

7.               Consider whether the misstatement changes a loss into income or vice versa.  As shown on Exhibit A, the misstatement would not have changed reported income to a loss in any period.

8.               Consider whether the misstatement affects the registrant’s compliance with regulatory requirements or loan covenants.  There would have been no effect on regulatory compliance or loan covenants.

9.               Consider whether the misstatement has the effect of increasing management’s compensation.  Management compensation and bonus are discretionary and based upon recommendations of the Board compensation committee.  Compensation and bonuses are based on annual results, and are based on many factors, not just reported net income.  We do not believe correction of this misstatement would have influenced the decision of the management compensation committee.

10.         Consider whether the misstatement involves concealment or an unlawful transaction.  As previously mentioned, there was no concealment intended by management, nor was there any unlawful transaction involved.  At all times, management held a good faith belief that the investments were properly accounted for.

In connection with this response, Main Street further acknowledges that:

•                                          Main Street is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          Main Street may not assert comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please do not hesitate to call me if you have any questions regarding this response.

Very truly yours,

/s/ Van Dukeman
Van A. Dukeman
President and Chief Executive Officer

EXHIBIT A

MAIN STREET TRUST, INC.

PRO FORMA BALANCE SHEET AND INCOME STATEMENT EFFECT

RELATED TO CONSOLIDATING CHAMPAIGN-URBANA VENTURE FUND, LLC AND CHANGES IN OTHER-THAN TEMPORARY LOSS POLICY

PRO FORMA BALANCE SHEET CHANGES

(in thousand, except share data)

	12/31/04	09/30/05
PRO FORMA CHANGE:
ASSETS:
NON-MARKETABLE EQUITY SECURITIES	$249	$49
OTHER ASSETS	3	2
TOTAL PRO FORMA CHANGE IN TOTAL ASSETS	252	51

LIABILITIES:
DEPOSITS	(139)	(163)

MINORITY INTEREST IN SUBSIDIARY	391	214

TOTAL ASSETS AS ORIGINALLY REPORTED	1,228,118	1,533,419
TOTAL PRO FORMA CHANGE IN TOTAL ASSETS	252	51
PRO FORMA TOTAL ASSETS	$1,228,370	$1,533,470

PERCENT CHANGE	0.021%	0.003%

PRO FORMA NET INCOME EFFECT

(in thousand, except share data)

	Year Ended 12/31/02	Year Ended 12/31/03	Year Ended 12/31/04	Nine Months Ended 09/30/05	Cumulative
NET INCOME AS ORIGINALLY REPORTED	$17,381	$16,605	$14,778	$13,811	$62,575
SECURITIES WRITE-DOWNS	(1,059)	(189)	0	(28)	(1,276)
SECURITIES GAINS	0	9	273	659	941
TAX EFFECT	424	72	(109)	(252)	135
AFTER TAX EFFECT	(635)	(108)	164	379	(200)
PRO FORMA NET INCOME	$16,746	$16,497	$14,942	$14,190	$62,375

BASIC EARNINGS PER SHARE:
WEIGHTED AVERAGE SHARES	10,792,092	10,242,929	9,481,034	10,014,234
PRO FORMA EARNINGS PER SHARE	$1.55	$1.61	$1.58	$1.42	$6.16
EARNINGS PER SHARE AS ORIGINALLY REPORTED	$1.61	$1.62	$1.56	$1.38	$6.17

DILUTED EARNINGS PER SHARE:
WEIGHTED AVERAGE SHARES	10,878,823	10,359,836	9,594,148	10,111,588
PRO FORMA EARNINGS PER SHARE	$1.54	$1.59	$1.56	$1.40	$6.09
EARNINGS PER SHARE AS ORIGINALLY REPORTED	$1.60	$1.60	$1.54	$1.37	$6.11

Notes:

Detail regarding individual write-downs and gains is attached as exhibit B.

The pro-forma balance sheet changes reflect only the change related to consolidating the Venture Fund, to show the effect of consolidating the assets of the LLC versus the investment in the LLC as currently recorded.  No income statement effect is shown, since the effect would be to increase interest income and decrease net income by the effect of minority interest.

The effect of FIN(46) would have been effective January 1, 2004 for the Company, so earlier years are not displayed.

No pro-forma balance sheet effect is shown for the change in security write downs, since at each date, the unrealized loss was already reflected as a reduction in assets and stockholders’ equity.

EXHIBIT B

MAIN STREET TRUST, INC.

PRO FORMA DETAIL OF SECURITIES WRITE-DOWNS AND GAINS

(In Thousands)

	Year Ended 12/31/02	Year Ended 12/31/03	Year Ended 12/31/04	Nine Months Ended 09/30/05
Pro forma securities write-downs
Bristol Meyers Squibb	$76
Compuware Corp	307
Dana Corp		$129
Dupont	38
Infocus	244
Johnson & Johnson		19
Merck	18
Motorola		30
SBC		11
Solectron	376
Pfizer				$28
Total pro forma securities write-downs	1,059	189	0	28

Pro Forma Gains
Bristol Meyers Squibb				71
Compuware Corp			18	232
Dana Corp			2
Dupont		9	3	36
Infocus			38	206
Johnson & Johnson
Merck				15
Motorola			30
SBC				11
Solectron			182	88
Pfizer
Total pro forma gains	0	9	273	659